São Paulo-SP, November 28, 2008
SUAC-1221/08

To:
COMISSÃO DE VALORES MOBILIÁRIOS (BRAZILIAN SECURITIES COMMISSION)
Corporate Relations Department
Rio de Janeiro-RJ

Ref: BANCO ITAÚ HOLDING FINANCEIRA S.A. – Shareholders’ Meeting of November 28, 2008 (4.00 p.m.)

Dear Sirs,

1.   In compliance with the provisions of CVM Instruction 202/93, article 17, paragraph II, we hereby bring to your attention a summary of the decisions taken at the above-mentioned Shareholders’ Meeting:
a)	cancellation of 10,000,000 preferred shares isued by the company, currently held as treasury stock, without any reduction in the value of the shareholders’ capital;
b)	increase in the maximum limit of authorized capital to 6,000,000,000 shares, being 3,000,000,000 common shares and 3,000,000,000 preferred shares;
c)
ratification and appointment of the following specialized firms:  PricewaterhouseCoopers Auditores Independentes, BDO Trevisan Auditores Independentes and Trevisan Auditores e Consultores Ltda., and approval of the appraisal reports submitted by the same, used as the basis for the merger of the shares;

d)	merger of the shares issued by Banco Itaú S.A., in such a way as to re-establish the same as a wholly-owned subsidiary of this company, as per article 252 of Law Nr. 6,404/76;
e)	as the result of the preceding items, an amendment to article 3 (“initial paragraph” and 3.1) of the company’s bylaws, in order to register the new compositions of subscribed and authorized capital.

2.   With the corporate restructuring resulting from the merger between Itaú and Unibanco, disclosed in the Announcements to the Market from November 3 to November 11, 2008, the shares held by the shareholders of  Unibanco – União de Bancos Brasileiros S.A. (Unibanco) and Unibanco Holdings S.A. (Unibanco Holdings) were as of this date merged into Banco Itaú S.A. Immediately afterwards, the shares of Banco Itaú S.A. acquired by the Unibanco and Unibanco Holdings shareholders were merged into Banco Itaú Holding Financeira S.A. (Itaú), becoming eligible for any dividends/interest on shareholders’ capital (including dividends paid on a monthly basis) that may be declared by Itaú as from and including the November 28, 2008 base date.

2.1. In this connection, considering the adjustments to the swap ratio with the Itaú shares, shareholders of Unibanco and Unibanco Holdings will hereafter be eligible to receive the following dividends, declared on a monthly basis, which will be paid directly by Itaú after the substitution of the respective ticker symbols, at a date to be informed in due course.

Share	Ticker Symbol	Amount of the Dividends R$
UBB – ON	UBBR3	0.0101720
UBB – PN	UBBR4	0.0034500
UBB HOLDING - ON	UBHD3	0.0101720
UBB HOLDING - PN	UBHD6	0.0034500
UNIT*	UBBR11	0.0069001
GDS UNIBANCO**	UBB	0.0690012

(*) each UNIT represents one preferred Unibanco PN share and one preferred Unibanco Holdings PN share.
(**) each GDS traded on the New York Stock Exchange (NYSE: UBB) is the equivalent of 10 Units.

2.2. In Brazil, the calculation of the monthly dividends will be based on the shareholding position as of the last day of the previous month.  Unibanco and Unibanco Holdings shares and the Units will trade on an ex-rights basis as from the first business day of the month in which the dividends were declared.

2.3. We emphasize, however, that the Unibanco and Unibanco Holdings shares will continue to be traded on the BM&F Bovespa and on the New York Stock Exchange under their current ticker symbols (UBBR3, UBBR4, UBHD3, UBHD6, UBBR11 and UBB) until a future date to be announced in due course, when their ticker symbols will be substituted with the Itaú ticker symbols (ITAU3, ITAU4, ITU).

3. Finally, we inform that the minutes of the above-mentioned Shareholders’ Meeting will be forwarded to yourselves by the IPE (Periodical and Eventual Information) system, within the time period established in Article 17, II of the above-mentioned Instruction.

Yours faithfully,

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer

cc:
- BOLSA DE VALORES DE SÃO PAULO (SÃO PAULO STOCK EXCHANGE)
  Executive Operations Department
  Corporate Relations Management (GRE)